UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 27)1

PolyMet Mining Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

731916102

(CUSIP Number)

Stephen Rowland

Glencore International AG

Baarermattstrasse 3

CH-6340 Baar

Switzerland

+41 41 709 2000

With copies to:

Eduardo A. Cukier, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102

1	NAME OF REPORTING PERSON

Glencore plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		107,572,721
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

107,572,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

107,572,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.4%
14	TYPE OF REPORTING PERSON

CO; HC

2

CUSIP No. 731916102

1	NAME OF REPORTING PERSON

Glencore International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		107,572,721
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

107,572,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

107,572,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.4%
14	TYPE OF REPORTING PERSON

CO; HC

3

CUSIP No. 731916102

1	NAME OF REPORTING PERSON

Glencore AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		107,572,721
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

107,572,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

107,572,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.4%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 731916102

Explanatory Note:

This Amendment No. 27 (this “Amendment No. 27”) amends, as specifically set forth herein, the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by Glencore Holding AG, Glencore International AG and Glencore AG on November 10, 2008, and amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009, Amendment No. 3 thereto filed on September 4, 2009, Amendment No. 4 thereto filed on November 3, 2009, Amendment No. 5 thereto filed on November 23, 2009, Amendment No. 6 thereto filed on January 27, 2010, Amendment No. 7 thereto filed on November 15, 2010, Amendment No. 8 thereto filed on June 2, 2011 (which amendment removed Glencore Holding AG as a Reporting Person and added Glencore International plc (now known as Glencore plc) as a Reporting Person), Amendment No. 9 thereto filed on July 15, 2011, Amendment No. 10 thereto filed on December 6, 2011, Amendment No. 11 thereto filed on October 16, 2012, Amendment No. 12 thereto filed on April 16, 2013, Amendment No. 13 thereto filed on June 10, 2013, Amendment No. 14 thereto filed on July 8, 2013, Amendment No. 15 thereto filed on April 29, 2014, Amendment No. 16 thereto filed on August 5, 2015, Amendment No. 17 thereto filed on December 18, 2015, Amendment No. 18 thereto filed on September 19, 2016, Amendment No. 19 thereto filed on November 1, 2016, Amendment No. 20 thereto filed on April 4, 2018, Amendment No. 21 thereto filed on March 29, 2019, Amendment No. 22 thereto filed on May 13, 2019, Amendment No. 23 thereto filed on July 8, 2019, Amendment No. 24 thereto filed on April 8, 2020, Amendment No. 25 thereto filed on February 16, 2022 and Amendment No. 26 thereto filed on July 21, 2022 (as so amended, the “Statement”) relating to the common shares, no par value (“Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”).

Item 2.	Identity and Background

The last paragraph of Item 2 is hereby amended and restated to read as follows:

Other than as set out in Schedule 2 hereto, during the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The description of the calculation of the number of Common Shares issuable upon the conversion of the Convertible Debentures and resulting changes to the Reporting Person’s ownership from Item 5(a) and (b) is incorporated herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On February 15, 2023, the Issuer announced that it completed the previously announced JV Transaction with Teck American Inc., a subsidiary of Teck, to form a 50:50 joint venture named NewRange Copper Nickel LLC (“NewRange Copper Nickel”). As previously announced, in connection with the JV Transaction, Glencore International delivered the 2022 Support Letter to the Issuer pursuant to which Glencore International committed to funding the Issuer’s portion of an initial work program for NewRange Copper Nickel and certain other costs and expenses in an amount of up to US$105 million. It was anticipated that upon the closing of the JV Transaction, the Issuer would undertake a rights offering fully backstopped by Glencore International upon similar terms to the back-stop provided in connection with the 2019 Rights Offering. As a condition of the financing commitment set forth in the 2022 Support Letter, the Issuer agreed to enter into an IRA to set out a suitable governance structure going forward. The IRA was entered into on completion of the JV Transaction. As contemplated by previous announcements, Glencore AG also entered into a new set of offtake framework arrangements with each of the Issuer and Teck upon closing of the JV Transaction that will govern the terms on which Glencore International may purchase product from each of them that they each in turn will purchase from NewRange Copper Nickel.

5

CUSIP No. 731916102

On February 27, 2023, the Issuer announced the offering (the “2023 Rights Offering”) of rights exchangeable into Common Shares contemplated by the 2022 Support Letter. On that same day, Glencore AG entered into a standby purchase agreement (the “2023 Standby Purchase Agreement”) with the Issuer in connection with the 2023 Rights Offering also as contemplated by the 2022 Support Letter.

Pursuant to the 2023 Standby Purchase Agreement, Glencore AG, subject to certain terms, conditions and limitations, has agreed to exercise its basic subscription privilege in full and to purchase at a subscription price of US$2.11 per Common Share, that number of Common Shares equal to the difference, if any, between: (x) the total number of Common Shares offered pursuant to the 2023 Rights Offering minus (y) the number of Common Shares subscribed for pursuant to the basic subscription privilege and the additional subscription privilege (the “2023 Standby Commitment”).

In connection with the 2023 Rights Offering, Glencore AG would acquire additional Common Shares of the Issuer, and depending on the level of participation in the 2023 Rights Offering by other shareholders of the Issuer, it is possible that the Reporting Persons’ percentage ownership of Common Shares would increase. Based on its existing holdings and assuming no other shareholder subscribes for Common Shares under the 2023 Rights Offering, Glencore AG will hold 164,615,039 Common Shares pursuant to the 2023 Standby Commitment, representing 84.7% of the issued and outstanding Common Shares. In addition, the 2020 Convertible Debentures, the 2021 Convertible Debenture, the 2022 Convertible Debentures and a promissory note in the principal amount of US$10,000,000 will be repaid from the proceeds of the 2023 Rights Offering (collectively, the “Glencore Debt”). Any Common Shares issued to Glencore AG under the 2023 Rights Offering will be issued from the Issuer’s treasury.

The foregoing summary of the 2023 Standby Purchase Agreement is qualified in its entirety by reference to the full text of the 2023 Standby Purchase Agreement, which is filed as Exhibit 99.68 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated as follows:

(a) and (b) The Reporting Persons collectively own, directly or indirectly, 72,008,404 Common Shares. However, the Reporting Persons may be deemed to collectively have direct or indirect “beneficial ownership” within the meaning of Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of (i) an additional 745,306 Common Shares issuable upon exercise of the 2019 Purchase Warrant, (ii) an additional 14,882,291 Common Shares issuable upon the conversion of the 2020 Convertible Debentures (including accrued interest through January 31, 2023), (iii) an additional 3,078,831 Common Shares issuable upon the conversion of the 2021 Convertible Debentures (including accrued interest through January 31, 2023), and (vi) an additional 16,857,890 Common Shares issuable upon the conversion of the 2022 Convertible Debentures (including the associated 5% facility fee). Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 107,572,721 Common Shares, representing 78.4% of the Issuer’s issued and outstanding Common Shares. This beneficial ownership percentage assumes that there are 137,035,450 Common Shares outstanding, which was calculated based on the sum of (a) 101,471,132 Common Shares outstanding as of November 4, 2022 as reported by the Issuer, (b) the 745,306 Common Shares issuable upon exercise of the 2019 Purchase Warrant, (c) the 14,882,291 Common Shares issuable upon the conversion of the 2020 Convertible Debentures (including accrued interest through January 31, 2023), (d) the 3,078,831 Common Shares issuable upon the conversion of the 2021 Convertible Debentures (including accrued interest through January 31, 2023), and (e) the 16,857,890 Common Shares issuable upon the conversion of the 2022 Convertible Debentures (including the associated 5% facility fee). The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of the 107,572,721 Common Shares set forth above.

6

CUSIP No. 731916102

The calculation of the number of Common Shares issuable upon the conversion of the 2020 Convertible Debentures is based on outstanding principal of $30.0 million and accrued and unpaid interest at January 31, 2023 of $3,083,334. The calculation of the number of Common Shares issuable upon the conversion of the 2021 Convertible Debentures is based on outstanding principal of $10.0 million and accrued and unpaid interest at January 31, 2023 of $637,361. The calculation of the number of Common Shares issuable upon the conversion of the 2022 Convertible Debentures is based on outstanding principal of $40.0 million and accrued and unpaid interest at January 31, 2023 of $1,324,779.

Certain of the Glencore Debt is due on March 31, 2023, however, the Reporting Persons have confirmed they will: (a) not convert the Convertible Debentures; and (b) extend the maturity of the Glencore Debt, in each case until the date that is two business days after the expiry date of the 2023 Rights Offering at which time the Issuer will repay the Glencore Debt.

(c) None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has beneficial ownership of any other Common Shares, or has engaged in any other transaction during the past 60 days in any Common Shares.

Mr. Stephen Rowland, who is currently employed by Glencore and is a member of the Issuer’s board of directors, holds 23,264 Common Shares, deferred share units in respect of 12,661 Common Shares and options to purchase 75,000 Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On February 27, 2023, Glencore AG entered into the 2023 Standby Purchase Agreement, as further described in Item 4 herein. A copy of the 2023 Standby Purchase Agreement is attached hereto as Exhibit 99.68 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description
99.68	Standby Purchase Agreement dated February 27, 2023 by Glencore AG and PolyMet Mining Corp. (incorporated by reference to Exhibit 4.1 of the Form F-10 filed by PolyMet Mining Corp. with the SEC on February 27, 2023).

7

CUSIP No. 731916102

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2023	Glencore AG

	By:	/s/ Carlos Perezagua
		Name:	Carlos Perezagua
		Title:	Director

	By:	/s/ Stephan Huber
		Name:	Stephan Huber
		Title:	Director

Glencore International AG

By:	/s/ Peter Friedli
	Name:	Peter Friedli
	Title:	Officer

By:	/s/ John Burton
	Name:	John Burton
	Title:	Director

Glencore plc

By:	/s/ John Burton
	Name:	John Burton
	Title:	Company Secretary

8

CUSIP No. 731916102

SCHEDULE 2

On May 24, 2022, in an agreement with the Department of Justice (“DOJ”), subject to final approval by the Court, Glencore International AG, a wholly-owned subsidiary of Glencore plc, agreed to $428,521,173 in fines and $272,185,792 in forfeiture and disgorgement and pled guilty in the Southern District of New York to one count of conspiracy to violate the US Foreign Corrupt Practices Act related to past actions in certain overseas jurisdictions. Glencore International AG agreed to pay $262,590,214 to the United States, with up to $136,236,140 to be credited against the resolution with UK authorities and up to $29,694,819 to be credited against any potential resolution with Swiss authorities, both in connection with investigations into related conduct. The DOJ resolution provided for forfeiture of $181,457,195 and credited Glencore International AG for $90,728,597 in disgorgement to the Commodity Futures Trading Commission (“CFTC”). The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore International AG’s compliance with the terms of the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, in a separate agreement with the DOJ, Glencore AG agreed to a fine of $341,221,682 and forfeiture of $144,417,203 and pled guilty in the District of Connecticut to one count of conspiracy to commit commodity price manipulation related to past market conduct in certain US fuel oil markets. Of this amount, $242,819,443 will be credited against the resolution with the CFTC. The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore AG’s compliance with the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, Glencore International AG, Glencore AG and Chemoil Corporation (a wholly-owned subsidiary of Glencore plc) reached a separate agreement to resolve an investigation by the CFTC in relation to civil violations of the Commodity Exchange Act and CFTC regulations, in connection with past market conduct in certain US fuel oil markets as well as past corrupt practices in certain overseas jurisdictions. The companies agreed to pay $333,548,040 in civil penalties and disgorgement to the CFTC, with the $852,797,810 balance of the penalty to the CFTC being offset against penalties imposed by other authorities.

On May 24, 2022, Glencore further agreed to pay $39,598,367 under a resolution signed with the Brazilian Federal Prosecutor’s Office in connection with its bribery investigation.

On June 21, 2022, Glencore Energy UK Limited (a wholly-owned subsidiary of Glencore plc) pled guilty in Southwark Crown Court to five counts of bribery and two counts of failure to prevent bribery under the UK Bribery Act 2010. On November 3, 2022, Glencore Energy UK Limited was sentenced to pay a financial penalty and costs of GBP 280,965,093.